================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                          CHIEFTAIN INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

             HUNT OIL CANADIAN ACQUISITION III CORPORATION (OFFEROR)
                        HUNT OIL COMPANY (OFFEROR PARENT)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                           COMMON SHARES, NO PAR VALUE
                          (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   16867C 10 1
                      (CUSIP Number of Class of Securities)

                           DENNIS J. GRINDINGER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                HUNT OIL COMPANY
                         1445 ROSS AT FIELD, 19TH FLOOR
                                DALLAS, TX 75202
                            TELEPHONE: (214) 978-8540
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of filing persons)

                      ------------------------------------
                                   Copies to:

           A. WINSTON OXLEY
          P. GREGORY HIDALGO
        VINSON & ELKINS L.L.P.                       D. SHAWN MCREYNOLDS
           2001 ROSS AVENUE                  DAVIES WARD PHILLIPS & VINEBERG LLP
              SUITE 3700                           1 FIRST CANADIAN PLACE
           DALLAS, TX 75201                          TORONTO, ON M5X 1B1
       TELECOPY: (214) 999-7891                   TELECOPY: (416) 863-0871

                      ------------------------------------
                            CALCULATION OF FILING FEE

================================================================================
Transaction valuation(*)                                Amount of Filing Fee(**)
--------------------------------------------------------------------------------
    $598,804,267                                                $119,760.86
================================================================================

* Estimated for purposes of calculating the filing fee only. The amount has been calculated by multiplying U.S. $29.00, the offer price per share, by 20,648,423 shares (assuming the exercise of all outstanding stock options and the conversion of all outstanding shares of $1.8125 Convertible Redeemable Preferred Stock of Chieftain International Funding Corp., an indirect subsidiary of the Subject Company, which preferred shares are convertible into Common Shares of the Subject Company on the basis of 1.25 Common Shares for each such preferred share).

**   1/50th of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  None.               Filing Party:  Not applicable.
     Form or Registration No.:  Not applicable.   Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

         This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Hunt Oil Company, a Delaware corporation ("HOC"), and Hunt Oil Canadian Acquisition III Corporation, a corporation incorporated under and governed by the laws of the Province of Alberta, Canada and a wholly-owned subsidiary of HOC (the "Offeror"). This Schedule TO relates to the offer by the Offeror to purchase all of the outstanding Common Shares, no par value (the "Common Shares"), of Chieftain International, Inc., a corporation incorporated under and governed by the laws of the Province of Alberta, Canada ("Chieftain"), together with the associated rights to purchase Common Shares (the "Rights") issued pursuant to the Shareholder Rights Plan Agreement, dated as of February 23, 1994, as amended, between Chieftain and CIBC Mellon Trust Company (then The R-M Trust Company), including Common Shares (together with associated Rights) that may become outstanding on (i) the exercise of options to acquire Common Shares or (ii) the conversion of outstanding shares of $1.8125 Convertible Redeemable Preferred Stock (the "Funding Preferred Shares") of Chieftain International Funding Corp., an indirect subsidiary of Chieftain, which Funding Preferred Shares are convertible into Common Shares on the basis of 1.25 Common Shares for each Funding Preferred Share, at a purchase price of U.S.$29.00 per Common Share, net to the seller, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         The information set forth in the Offer to Purchase, including the schedules thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS

         Not Applicable

ITEM 12.  EXHIBITS.

(a)(1)   Offer to Purchase, dated June 28, 2001.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   Form of Conversion Notice for the Funding Preferred Shares.

(a)(8) Text of joint press release issued by HOC and Chieftain, dated June 19, 2001 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by the Offeror and HOC with the Securities and Exchange Commission on June 19, 2001).

(a)(9)   Form of summary advertisement, dated June 28, 2001.

(d)(1) Pre-Acquisition Agreement, dated June 18, 2001, by and among HOC, the Offeror and Chieftain.

(d)(2) First Amendment to the Pre-Acquisition Agreement, dated June 27, 2001, by and between HOC, the Offeror and Chieftain.

(d)(3) Confidentiality Agreement, dated as of March 30, 2001, by and between HOC and Chieftain.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HUNT OIL COMPANY


                                   By: /s/ RAY L. HUNT
                                      ------------------------------------------

                                      Ray L. Hunt
                                      Chairman, Chief Executive Officer and
                                      President


                                   HUNT OIL CANADIAN ACQUISITION III CORPORATION


                                   By: /s/ RAY L. HUNT
                                      ------------------------------------------

                                      Ray L. Hunt
                                      Chairman and Chief Executive Officer



Dated:  June 28, 2001

                                  EXHIBIT INDEX


EXHIBIT
NUMBER      DESCRIPTION
-------     -----------


(a)(1)      Offer to Purchase, dated June 28, 2001.

(a)(2)      Form of Letter of Transmittal.

(a)(3)      Form of Notice of Guaranteed Delivery.

(a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.

(a)(5)      Form of Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and other Nominees.

(a)(6)      Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

(a)(7)      Form of Conversion Notice for the Funding Preferred Shares.

(a)(8)      Text of joint press release issued by HOC and Chieftain, dated June
            19, 2001 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by the Offeror and HOC with the Securities and Exchange Commission on June 19, 2001).

(a)(9)      Form of summary advertisement, dated June 28, 2001.

(d)(1) Pre-Acquisition Agreement, dated June 18, 2001, by and among HOC, the Offeror and Chieftain.

(d)(2)      First Amendment to the Pre-Acquisition Agreement, dated June 27,
            2001, by and between HOC, the Offeror and Chieftain.

(d)(3) Confidentiality Agreement, dated as of March 30, 2001, by and between HOC and Chieftain.


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